Paramount Resources Ltd.

Interim Consolidated Financial Statements (Unaudited)

As at and for the three and six months ended June 30, 2007

Paramount Resources Ltd.
Consolidated Balance Sheets (Unaudited)
($ thousands)

	As at June 30 2007	As at December 31 2006

ASSETS (Note 9)
Current assets
Cash and cash equivalents	$ 452,895	$ 14,357
Short-term investments	77,910	3,890
Accounts receivable	94,779	103,324
Distributions receivable from Trilogy Energy Trust	1,504	2,406
Due from related parties (Note 15)	1,652	-
Financial instruments (Note 13)	-	22,758
Prepaid expenses and other	4,470	3,059
	633,210	149,794
Property, plant and equipment (Note 6)	981,168	983,059
Long-term investments and other assets (Note 7)	270,966	232,948
Goodwill	12,221	12,221
Future income taxes (Note 12)	-	41,002
	$ 1,897,565	$ 1,419,024

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 98,273	$ 227,338
Due to related parties (Note 15)	-	1,476
Financial instruments (Note 13)	13,355	-
Current portion of stock-based compensation liability (Note 11)	11,533	5,243
	123,161	234,057
Long-term debt (Note 9)	380,221	508,849
Asset retirement obligations (Note 10)	76,308	83,815
Stock-based compensation liability (Note 11)	4,885	28,004
Non-controlling interest	150	549
Future income taxes (Note 12)	110,984	-
	695,709	855,274

Commitments and contingencies (Notes 7, 8 and 16)

Shareholders' Equity
Share capital	329,253	341,071
Contributed surplus	788	-
Retained earnings	871,689	222,679
Accumulated other comprehensive income	126	-
	1,201,856	563,750
	$ 1,897,565	$ 1,419,024

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Unaudited)
($ thousands, except as noted)
	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Revenue
Petroleum and natural gas sales	$ 80,858	$ 73,681	$ 159,679	$ 161,590
Gain (loss) on financial instruments (Note 13)	(11,087)	8,338	(13,544)	36,835
Royalties	(14,588)	(9,773)	(28,197)	(26,552)
	55,183	72,246	117,938	171,873
Expenses
Operating	20,396	18,692	43,022	36,823
Transportation	4,184	3,487	8,476	7,139
General and administrative (Note 15)	9,568	7,131	18,166	14,284
Stock-based compensation (Notes 11 and 15)	2,968	(2,789)	(3,290)	17,602
Depletion, depreciation and accretion	41,399	33,020	74,939	67,527
Exploration	2,542	777	7,849	12,618
Dry hole	-	12,189	47,602	18,943
Gain on sale of property, plant and equipment	(282,182)	(1,765)	(282,215)	(1,973)
Interest	13,937	7,153	25,416	13,802
Foreign exchange gain	(32,149)	(11,662)	(36,151)	(10,687)
Provision for doubtful accounts	(2,900)	-	(2,210)	-
Write-down of petroleum and natural gas properties	-	1,334	-	1,334
	(222,237)	67,567	(98,396)	177,412
	277,420	4,679	216,334	(5,539)
Income from equity investments and other (Note 7)	541,307	104,991	557,204	133,242
Non-controlling interest	1,096	10	11,564	17
Earnings before tax	819,823	109,680	785,102	127,720
Income and other tax expense (recovery) (Note 12)
Current and large corporations tax expense (recovery)	279	(1,750)	525	(626)
Future income tax expense (recovery)	148,578	(444)	129,666	8,708
	148,857	(2,194)	130,191	8,082
Net earnings	$ 670,966	$ 111,874	$ 654,911	$ 119,638

Net earnings per common share ($/share)
Basic	$ 9.46	$ 1.65	$ 9.24	$ 1.78
Diluted	$ 9.34	$ 1.61	$ 9.15	$ 1.74

Weighted average common shares outstanding (thousands)
Basic	70,922	67,981	70,864	67,243
Diluted	71,870	69,658	71,590	68,788

  See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Shareholders’ Equity (Unaudited)
($ thousands)
	Six Months Ended	Twelve Months Ended
	June 30, 2007	December 31, 2006
Common Shares
Issued and outstanding: 70,937,175 as at June 30, 2007 (70,278,975 as at December 31, 2006)
Balance, beginning of period	$ 341,071	$ 198,417
Issued on exercise of stock options (Note 11)	13,415	27,749
Issued for cash	-	123,734
Share issuance costs, net of tax benefit	(41)	(1,935)
Tax adjustment on flow-through share renunciations	(21,684)	(6,894)
Adjustment on MGM Spinout (Note 2)	(3,508)	-
Balance, end of period	$ 329,253	$ 341,071

Contributed Surplus
Balance, beginning of period	$ -	$ -
Stock based compensation expense on MGM Energy options	788	-
Balance, end of period	$ 788	$ -

Retained Earnings
Balance, beginning of period	$ 222,679	$ 238,404
Adjustment on MGM Spinout (Note 2)	(5,901)	-
Share in equity investee capital transactions	-	2,068
Net earnings	654,911	(17,793)
Balance, end of period	$ 871,689	$ 222,679

Accumulated other comprehensive income
Balance, beginning of period	$ -	$ -
Unrealized gain on short term investments	126	-
Balance, end of period	$ 126	$ -
Total Shareholders’ Equity	$ 1,201,856	$ 563,750

See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)
($ thousands)
	Three Months Ended	Six Months Ended
	June 30, 2007	June 30, 2007
Net earnings	$ 670,966	$ 654,911
Other comprehensive income, net of tax	-	-
Unrealized gain (loss) on short-term investments	(9)	126
Comprehensive income	$ 670,957	$ 655,037

  See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (Unaudited)
($ thousands)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Operating activities
Net earnings	$ 670,966	$ 111,874	$ 654,911	$ 119,638
Add (deduct)
Items not involving cash (Note 14)	(653,291)	(58,628)	(646,088)	(41,650)
Asset retirement obligation expenditures (Note 10)	(1,345)	(179)	(1,885)	(354)
Exploration and dry hole	1,719	12,768	53,938	30,614
Funds flow from operations	18,049	65,835	60,876	108,248
Change in non-cash working capital (Note 14)	21,746	68,301	13,039	71,797
Cash from operating activities	39,795	134,136	73,915	180,045

Financing activities
Net change in bank indebtedness	(189,258)	4,036	(78,628)	40,441
Common shares issued, net of issuance costs	120	463	3,346	58,028
MGM Energy shares issued, net of issuance costs (Note 2)	-	-	78,546	-
Cash (used in) from financing activities	(189,138)	4,499	3,264	98,469

Investing activities
Capital expenditures (Note 5)	(42,697)	(105,362)	(229,532)	(297,969)
Proceeds on sale of property, plant and equipment	92,318	2,142	92,318	2,513
Long-term investments	-	(475)	-	(475)
Reorganization costs and other	(1,479)	-	(2,553)	-
Proceeds on disposal of investment (net)	678,711	-	678,711	-
Return of capital, net of non-controlling interest	329	16,104	519	19,761
Change in non-cash working capital (Note 14)	(147,737)	(51,044)	(127,700)	(2,344)
Change in basis of presentation - MGM Energy (Note 2)	(50,404)	-	(50,404)	-
Cash from (used in) investing activities	529,041	(138,635)	361,359	(278,514)

Increase in cash and cash equivalents	379,698	-	438,538	-
Cash and cash equivalents, beginning of period	73,197	-	14,357	-
Cash and cash equivalents, end of period	$ 452,895	$ -	$ 452,895	$ -

Supplemental cash flow information (Note 14).

  See the accompanying notes to these Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

1.

Summary of Significant Accounting Policies

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries (“Paramount” or the “Company”), are stated in Canadian dollars, and have been prepared following the same accounting policies and methods of their application as Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006, except as disclosed in Notes 3 and 4.  Paramount conducts its business through two main business segments: principal properties and strategic investments.

Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.  Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy Corp. (“MGM Energy”), a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:

•

Paramount’s shareholders received an aggregate of approximately 2.8 million common shares of MGM Energy (“MGM Shares”) and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•

Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•

MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount.

As a result of the MGM Spinout the carrying value of Paramount’s common shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million and future income tax liability was increased by $3.3 million.  The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.

MGM Energy Warrants and Issuances of MGM Shares

Each warrant issued by MGM Energy entitled or entitles, as the case may be, the holder to purchase one MGM Energy Share or one flow-through MGM Energy Share as described below.  Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Each Short Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Energy Share at a price of $5.00; or (ii) one flow-through MGM Energy Share at a price of $6.25 and was exercisable until February 16, 2007.  A total of 7.9 million Short-Term Warrants were exercised for MGM Shares and 5.9 million Short Term Warrants were exercised for flow-through MGM Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable.  Each Longer Term Warrant entitles the holder thereof to acquire, at the holder’s option, either (i) one MGM Energy Share at a price of $6.00; or (ii) one flow-through MGM Energy Share at a price of $7.50.  The Longer Term Warrants expire on September 30, 2007.

MGM Energy - Basis of Presentation

Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding MGM Shares, and MGM Energy’s financial position, results of operations and cash-flows were included in the consolidated financial statements of Paramount.  As a result of the May 30, 2007 issuance of 54.7 million MGM Energy common shares by MGM Energy, Paramount owned approximately 20 percent of the issued and outstanding MGM Shares on May 30, 2007.  Accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

3.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, Paramount adopted the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated.  The adoption of these standards had no material impact on Paramount's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). Paramount's Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.  For Paramount, OCI is currently comprised of the changes in the market value of available for sale short-term investments.  The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, as at June 30, 2007 an unrealized gain on short-term investments of $0.1 million is included in the AOCI.  In addition, the change in the unrealized gain on short-term investments for the six months ended June 30, 2007 of  $0.1 million, is now included in OCI in the Statement of Comprehensive Income.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by Paramount in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $7.0 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs within long-term debt.  The costs capitalized within long-term debt will be amortized using the effective interest method.  Previously, Paramount deferred these costs within other assets and amortized them on a straight-line basis over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.

Derivative financial instruments are classified as "held-for-trading" unless designated for hedge accounting.  Additional information on the Company's accounting treatment of derivative financial instruments is contained in Note 1 of the Company's annual audited Consolidated Financial Statements for the year ended December 31, 2006.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

4.

Update to Accounting Policies and Practices and Recent Accounting Pronouncements

Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid short-term investments with original maturities of three months or less.

Stock-based Compensation

MGM Energy has granted stock options to its employees and directors, as described in Note 11- Stock-based Compensation.

The fair value method is used to recognize compensation expense associated with stock options granted by MGM Energy.  Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted.  Compensation costs are recognized over the vesting period of the options.

Recent Accounting Pronouncement – Capital Disclosures

As of October 1, 2007 Paramount will be required to adopt new Section 1535 – Capital Disclosures. Section 1535 requires companies to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with.

5.

Segmented Information

Paramount has defined its continuing operations into the following segments established by senior management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives:

•

Principal Properties:  Principal properties consist of the Northern Corporate Operating Unit (“COU”) which includes properties in Northern Alberta, the Northwest Territories and British Columbia, the Grande Prairie COU, the Kaybob COU, and the Southern COU, which includes properties in Southern Alberta, Saskatchewan, and Montana and North Dakota in the United States.  Goodwill is also included in Principal Properties.

•

Strategic Investments:  Strategic investments include investments in other entities, including affiliates, and development stage properties and assets where there is no near-term expectation of production; but a longer-term value proposition, based on spin-outs, sales, or future revenue generation.

•

Corporate:  Corporate is comprised of income and expense items, including general and administrative expense, interest expense and taxes that have not been specifically allocated to principal properties or strategic investments.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Three Months Ended June 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 66,270	$ -	$ -	$ 66,270
Gain (loss) on financial instruments	1,445	-	(12,532)	(11,087)
	67,715	-	(12,532)	55,183
Expenses
Operating and transportation	24,580	-	-	24,580
General and administrative	-	1,812	7,756	9,568
Stock-based compensation	-	268	2,700	2,968
Depletion, depreciation and accretion	41,370	29	-	41,399
Exploration	1,574	968	-	2,542
Gain on sale of property, plant and equipment	(11,200)	(270,982)	-	(282,182)
Interest	-	-	13,937	13,937
Foreign exchange gain	-	-	(32,149)	(32,149)
Provision for doubtful accounts	(2,900)	-	-	(2,900)
	53,424	(267,905)	(7,756)	(222,237)
Income from equity investments and other	-	541,307	-	541,307
Non-controlling interest	137	959	-	1,096
Segment earnings	$ 14,428	$ 810,171	$ (4,776)	819,823
Income and other tax expense				148,857
Net earnings				$ 670,966

Capital Expenditures	$ 36,766	$ 2,312	$ 3,619	$ 42,697
Total Assets at June 30, 2007	$ 1,516,220	$ 350,137	$ 31,208	$ 1,897,565

Three Months Ended June 30, 2006	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 63,908	$ -	$ -	63,908
Gain on financial instruments	8,338	-	-	8,338
	72,246	-	-	72,246
Expenses
Operating and Transportation	22,179	-	-	22,179
General and administrative	-	123	7,008	7,131
Stock-based compensation	-	-	(2,789)	(2,789)
Depletion, depreciation and accretion	33,020	-	-	33,020
Exploration	777	-	-	777
Dry hole	2,816	9,373	-	12,189
Gain on sale of property, plant and equipment	(1,765)	-	-	(1,765)
Interest	-	-	7,153	7,153
Foreign exchange gain	-	-	(11,662)	(11,662)
Write-down of properties	1,334	-	-	1,334
	58,361	9,496	(290)	67,567
Income from equity investments and other	-	104,991	-	104,991
Non-controlling interest	10	-	-	10
Segment earnings	$ 13,895	$ 95,495	$ 290	109,680
Income and other tax recovery				(2,194)
Net earnings				$ 111,874

Capital Expenditures	$ 93,635	$ -	$ 11,727	$ 105,362
Total Assets at June 30, 2006	$ 1,146,380	$ 219,361	$ 15,015	$ 1,380,756

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Six Months Ended June 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 131,482	$ -	$ -	$ 131,482
Loss on financial instruments	(2,050)	-	(11,494)	(13,544)
	129,432	-	(11,494)	117,938
Expenses
Operating and Transportation	51,498	-	-	51,498
General and administrative	-	3,725	14,441	18,166
Stock-based compensation	-	822	(4,112)	(3,290)
Depletion, depreciation and accretion	74,792	147	-	74,939
Exploration	4,210	3,639	-	7,849
Dry hole	7,778	39,824	-	47,602
Gain on sale of property, plant and equipment	(11,233)	(270,982)	-	(282,215)
Interest	-	-	25,416	25,416
Foreign exchange gain	-	-	(36,151)	(36,151)
Provision for doubtful accounts	(2,210)	-	-	(2,210)
	124,835	(222,825)	(406)	(98,396)
Income from equity investments and other	-	557,204	-	557,204
Non-controlling interest	152	11,412	-	11,564
Segment earnings	$ 4,749	$ 791,441	$ (11,088)	785,102
Income and other tax expense				130,191
Net earnings				$ 654,911

Capital Expenditures	$ 181,023	$ 42,185	$ 6,324	$ 229,532

Six Months Ended June 30, 2006	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 135,038	$ -	$ -	$ 135,038
Gain on financial instruments	36,835	-	-	36,835
	171,873	-	-	171,873
Expenses
Operating and Transportation	43,962	-	-	43,962
General and administrative	-	811	13,473	14,284
Stock-based compensation	-	-	17,602	17,602
Depletion, depreciation and accretion	67,527	-	-	67,527
Exploration	9,824	2,794	-	12,618
Dry hole	9,570	9,373	-	18,943
Gain on sale of property, plant and equipment	(1,973)	-	-	(1,973)
Interest	-	-	13,802	13,802
Foreign exchange loss	-	-	(10,687)	(10,687)
Write-down of properties	1,334	-	-	1,334
	130,244	12,978	34,190	177,412
Income from equity investments and other	-	133,242	-	133,242
Non-controlling interest	17	-	-	17
Segment earnings	$ 41,646	$ 120,264	$ (34,190)	127,720
Income and other tax expense				8,082
Net earnings				$ 119,638

Capital Expenditures	$ 229,593	$ 56,506	$ 11,870	$ 297,969

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

6.

Property, Plant and Equipment

	June 30, 2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$ 957,311	$ (437,035)	$ 520,276	$ 548,985
Gas plants, gathering systems and production equipment	534,345	(104,663)	429,682	404,987
Other	44,826	(13,616)	31,210	29,087
	$ 1,536,482	$ (555,314)	$ 981,168	$ 983,059

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $52.2 million (December 31, 2006 - $52.9 million).  Capitalized costs associated with non-producing petroleum and natural gas properties totalling approximately $291.2 million (December 31, 2006 – $335.4 million) are currently not subject to depletion.

On June 4, 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta for consideration of $301.7 million plus closing adjustments, resulting in a before tax gain of $271.0 million. Total proceeds included $75.0 million in cash, a $75.0 million interest bearing note receivable due no later than June 30, 2008 and common shares of the purchaser, MEG Energy Corp. (“MEG”), having a value of $151.7 million. The note receivable is included in short-term investments.  Paramount’s investment in the MEG common shares is included in long-term investments and accounted for using the cost method.

For the six months ended June 30, 2007, Paramount expensed $47.6 million in dry hole costs (2006 - $18.9 million).  Approximately $7.0 million of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.

Continuity of Suspended Exploratory Well Costs

Six Months Ended
June 30, 2007
Balance beginning of period	$ 157,773
Additions pending the determination of proved reserves	55,463
Reclassifications to proved reserves	(17,435)
Wells costs charged to dry hole expense	(7,034)
Wells sold	(23,898)
Change in basis of presentation - MGM Energy (Note 2)	(66,502)
Balance end of period	$ 98,367

Aging of Capitalized Exploratory Well Costs

June 30, 2007
Exploratory well costs that have been capitalized for a period of one year or less	$ 70,176
Exploratory well costs that have been capitalized for a period of greater than one year	28,191
Balance at June 30, 2007	$ 98,367
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	68

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

At June 30, 2007, the capitalized costs of suspended wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development.

7.

Long-Term Investments and Other Assets

	June 30, 2007		December 31, 2006
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	15,035	$ 61,906	15,035	$ 60,821
MGM Energy Corp.	18,200	55,261	-	-
Private oil and gas company (“Privateco”)	2,709	2,042	2,709	2,042
North American Oil Sands Corporation (“North American”)	-	-	34,121	161,626
		119,209		224,489
Cost accounted investments:
MEG Energy Corp. (Note 6)	3,700	151,700	-	-
Deferred financing costs and other assets, net of amortization (Note 3)		57		8,459
		$ 270,966		$ 232,948

Income From Equity Investments and Other

The following table provides a summary of the components of income from equity investments and other income:

	Three Months Ended June 30, 2007
	Trilogy	North American	MGM Energy	Total

Equity income (loss)	$ 8,354	$ (794)	$ (148)	$ 7,412
Dilution gain	-	-	4,840	4,840
	$ 8,354	$ (794)	$ 4,692	$ 12,252
Gain on sale of investments and other				529,055
				$ 541,307

	Six Months Ended June 30, 2007
	Trilogy	North American	MGM Energy	Total

Equity income (loss)	$ 10,634	$ (6,047)	$ (148)	$ 4,439
Dilution gain (loss)	-	(5,496)	29,512	24,016
	$ 10,634	$ (11,543)	$ 29,364	$ 28,455
Gain on sale of investments and other				528,749
				$ 557,204

During the three months ended March 31, 2007, North American filed renouncement documents with the tax authorities relating to flow-through shares it had issued during 2006, resulting in Paramount recording a dilution loss of $5.5 million before tax.

In June 2007, Paramount sold its shares in North American for gross cash proceeds of $682.4 million, resulting in a before tax gain of $528.6 million.  This gain is net of a bonus of 150,000 common shares of Paramount having a value of $3.7 million paid to the chairman and CEO of Paramount under the Company’s stock incentive plan in connection with the sale.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

As a result of equity issuances by MGM Energy during the three months ended March 31, 2007, Paramount’s equity interest in MGM Energy was reduced to approximately 51.7 percent by March 31, 2007 resulting in Paramount recording dilution gains of approximately $24.7 million before tax for the three months ended March 31, 2007.   An equity issuance by MGM Energy during the three months ended June 30, 2007 reduced Paramount’s equity interest in MGM Energy to approximately 20.2 percent at May 30, 2007, resulting in a dilution gain of approximately $4.8 million before tax. Paramount ceased consolidating MGM Energy on May 30, 2007 and commenced accounting for its investment in MGM Energy using the equity method.

8.

Short-Term Bank Indebtedness

On March 28, 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility (the “Bridge Facility”).  The full amount of the Bridge Facility was drawn at closing. On June 29, 2007, the Bridge Facility was fully repaid and cancelled.

9.

Long-Term Debt

	June 30, 2007	December 31, 2006
Canadian Dollar Denominated Debt
Credit facilities	$ -	$ 85,118

U.S. Dollar Denominated Debt
Term Loan B Facility due 2012 (US$150.0 million)	159,510	174,810
8 1/2 percent US Senior Notes due 2013 (US$213.6 million)	227,135	248,921
	386,645	508,849
Debt financing costs	(6,424)	-
	$ 380,221	$ 508,849

Credit Facilities

On April 30, 2007, Paramount amended its $200 million credit facility with a syndicate of Canadian banks, $120 million of which is available, after adjustments to the gross borrowing base for US Senior Notes and Term Loan B Facility (“TLB”) service costs at June 30, 2007.  Borrowings under the credit facility bear interest at floating rates based on the lender’s prime rate, bankers’ acceptance rate or LIBOR at the discretion of Paramount plus an applicable margin.  The facility is available on a revolving basis for a period of 364 days, and can be extended a further 364 days upon request, subject to approval by the lenders.  In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Advances drawn on Paramount’s credit facility are secured by a first fixed and floating charge over the assets of the Company, excluding approximately 12.8 million of the Trilogy units.  At June 30, 2007, Paramount had undrawn letters of credit outstanding totaling approximately $15.3 million which reduce the amount available to the Company under the credit facility.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

10.

Asset Retirement Obligations

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Asset retirement obligations, beginning of period	$ 83,815	$ 66,203
Reduction on disposal of properties	(10,607)	(2,949)
Liabilities incurred	4,920	6,684
Revision in estimated costs of abandonment	(2,361)	7,352
Liabilities settled	(1,885)	(779)
Accretion expense	3,374	7,304
Change in basis of presentation - MGM Energy (Note 2)	(948)	-
Asset retirement obligations, end of period	$ 76,308	$ 83,815

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at June 30, 2007 are $188.0 million (December 31, 2006 - $187.8 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent.  The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general Company resources at that time.

11.

Stock-based Compensation

Paramount Options

Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire common shares of the Company (“Paramount Options”).  The exercise price of a Paramount Option is no lower than the closing market price of the common shares on the day preceding the date of grant.  Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the common shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the option is exercised.  Paramount, however, can refuse to accept a cash surrender. When options are surrendered for cash, the cash settlement paid reduces the previously accrued liability.  Differences between the cash settlement amount and the liability accrued are recognized in earnings as stock-based compensation expense.  Options granted generally vest over four years and have a four and a half year contractual life.

Paramount Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, December 31, 2006	$ 19.41	4,468,925
Granted	20.87	1,556,500
Exercised	5.62	(699,800)
Cancelled	27.44	(201,500)
Balance, June 30, 2007	$ 21.42	5,124,125
Options exercisable, June 30, 2007	$ 19.12	338,150

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Holdco Options

As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount (“Holdco”).

Each Holdco option entitles the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”).  Holdco’s shares are not listed for trading on any stock exchange.  As a result, holders of Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount.  The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price.  The fair market value of a Holdco share is based on the fair market value of the Trilogy trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

Holdco Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, December 31, 2006	$ 6.72	737,625
Exercised	4.75	(201,750)
Cancelled	16.37	(16,000)
Balance, June 30, 2007	$ 7.06	519,875
Options exercisable, June 30, 2007	$ 7.05	168,000

Additional information about stock options outstanding at June 30, 2007 is as follows:

	Outstanding			Exercisable
Exercise Prices	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Paramount Options		(years)	($ / share)		($ / share)
$4.33-$10.00	386,875	1.0	$ 5.26	93,250	$ 4.63
$10.01-$20.00	1,763,550	2.5	13.97	115,100	13.91
$20.01-$30.00	1,478,200	4.1	21.39	10,800	25.49
$30.01-$43.25	1,495,500	3.1	34.41	119,000	34.92
Total	5,124,125	3.0	$ 21.42	338,150	$ 19.12
Holdco Options
$4.58-$6.00	331,875	0.9	$ 4.73	121,500	$ 4.77
$6.01-$10.00	56,500	1.4	7.24	6,000	6.51
$10.03-$16.37	131,500	1.9	12.87	40,500	13.96
Total	519,875	1.2	$ 7.06	168,000	$ 7.05

The current portion of stock-based compensation liability of $11.5 million at June 30, 2007 represents the value, using the intrinsic value method, of vested stock options and stock options that will vest during the following twelve months.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

MGM Energy Options

MGM Energy has a stock option plan for key employees and directors of MGM Energy.  During the period from January 12, 2007, to May 29, 2007, while Paramount’s investment in MGM Energy was accounted for using the consolidation method, compensation expense of $0.8 million and a contributed surplus amount of $0.8 million was recorded by Paramount in respect of the MGM Energy plan.

12.

Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

	Three months ended June 30, 2007	Six months ended June 30, 2007
Net income before tax	$ 819,823	$ 785,102
Effective Canadian statutory income tax rate	31.18%	31.18%
Expected income tax expense	$ 255,621	$ 244,795
Increase (decrease) resulting from:
Non-deductible Canadian Crown payments	52	101
Statutory and other rate differences	(1,151)	(1,169)
Non-taxable portion of gains	(118,008)	(118,555)
Income from equity investments and other	(2,559)	(3,860)
De-recognition of future tax assets	19,313	15,099
Stock based compensation	(4,291)	(6,091)
Other	(120)	(129)
Income tax expense	$ 148,857	$ 130,191

Components of Future Income Tax Liability

June 30, 2007
Timing of partnership items	$ (44,991)
Property, plant and equipment	(109,505)
Asset retirement obligations	21,883
Stock-based compensation liability	3,753
Non-capital and net operating losses carried forward	1,369
Other	16,507
Future income tax liability	$ (110,984)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

13.

Financial Instruments

The following table presents a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Fair value of contracts, beginning of period	$ 22,758	$ (4,613)
Change in fair value of contracts, including contracts entered into during the period	(13,544)	69,569
Fair value of contracts realized during the period (gain) / loss	(22,569)	(42,198)
Fair value of contracts, end of period	$ (13,355)	$ 22,758

Commodity Price Contracts

At June 30, 2007, Paramount was a party to the following financial forward commodity contracts:

	Amount	Price	Term
Sales Contracts
WTI Fixed Price	1,000 Bbl/d	US$67.50/Bbl	January 2007 – December 2007
WTI Fixed Price	1,000 Bbl/d	US$67.51/Bbl	January 2007 – December 2007

Foreign Exchange Contracts

During the six months ended June 30, 2007, Paramount entered into a foreign exchange collar for settlement on August 20, 2007.  The floor price of the foreign exchange collar is CDN $1.1900/US$1, and the ceiling price is CDN $1.1415/US$1 based on an underlying amount of US$150 million.  In February 2007, Paramount settled a foreign exchange collar for gross proceeds of $4.9 million.

Fair values of financial assets and liabilities

Borrowings under bank credit facilities and the TLB Facility are market rate based, thus, their respective carrying values approximate fair value.  Paramount’s US Senior Notes were trading at approximately 103.0 percent as at June 30, 2007.  Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at period-end.   Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to Paramount.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

14.

Consolidated Statements of Cash Flows – Selected Information

(a)

 ITEMS NOT INVOLVING CASH

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Gain on sale of investments	$ (528,684)	$ -	$ (528,684)	$ -
Unrealized loss (gain) on financial instruments	11,585	21,982	36,113	(7,476)
Stock-based compensation – non cash portion	1,376	(6,507)	(5,620)	10,828
Depletion, depreciation and accretion	41,399	33,020	74,939	67,527
(Gain) on sale of property, plant and equipment	(282,182)	(1,765)	(282,215)	(1,973)
Unrealized foreign exchange gain	(33,923)	(11,212)	(38,154)	(9,966)
Provision for doubtful accounts	(2,900)	-	(2,210)	-
Equity earnings in excess of cash distributions	(7,740)	(95,219)	(19,603)	(110,955)
Future income tax (recovery)	148,578	(444)	129,666	8,708
Write-down of petroleum & natural gas properties	-	1,334	-	1,334
Non-controlling interest	(1,096)	(10)	(11,564)	(17)
Other	296	193	1,244	340
	$ (653,291)	$ (58,628)	$ (646,088)	$ (41,650)

(b)

CHANGES IN NON-CASH WORKING CAPITAL

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Short-term investments	$ 641	$ (3)	$ 196	$ 5,599
Accounts receivable	18,537	(11,348)	10,303	(9,744)
Distributions receivable from Trilogy	-	752	902	9,021
Prepaid expenses	(1,379)	(3,457)	(1,419)	(2,744)
Account payable and accrued liabilities	(149,508)	24,544	(127,506)	62,595
Due to related parties	(308)	6,769	(3,163)	4,726
Change in basis of presentation – MGM Energy (Note 2)	6,026	-	6,026	-
	$ (125,991)	$ 17,257	$ (114,661)	$ 69,453

Operating activities	$ 21,746	$ 68,301	$ 13,039	$ 71,797
Investing activities	(147,737)	(51,044)	(127,700)	(2,344)
	$ (125,991)	$ 17,257	$ (114,661)	$ 69,453

(c)

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Interest paid	$ 11,877	$ 2,480	$ 28,976	$ 14,938
Large corporations and other taxes paid	$ 327	$ 4,170	$ 816	$ 4,545

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

15.

Other Related Party Transactions

SERVICE AGREEMENTS

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy at cost or cost plus 10 percent, respectively depending on the applicable services agreement.  Amounts charged to Trilogy and MGM Energy have been reflected as a reduction in Paramount’s general and administrative expense.  In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and Holdco stock options and, therefore, stock-based compensation costs accrue to Paramount. The table below summarizes related transactions with related parties:

	Six Months Ended June 30, 2007		Six Months Ended June 30, 2006
	Trilogy	MGM Energy	Trilogy	MGM Energy

Services Agreement	624	734	1,057	-
Stock-based Compensation	1,402	167	(1,096)	-
	2,026	901	(39)	-

16.

Commitments and Contingencies

Paramount assigned its rights and obligations under the Farm-in Agreement to MGM Energy as part of the MGM Spinout.  Notwithstanding the assignment by Paramount of all of its rights and obligations to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy.  MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations.  If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations.  Any amount owing to Paramount will bear interest at a rate equal to Paramount’s cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy’s assets.  At June 30, 2007, MGM Energy estimated that its minimum remaining financial commitment under the Farm-in Agreement was approximately $120.0 million. On August 3, 2007, MGM Energy closed an issuance of common shares for gross proceeds of $111.5 million and stated the proceeds will be used, among other purposes, to fund its 2007-2008 oil and gas exploration activities.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

17.

Subsequent Events

Subsequent to June 30, 2007 Paramount entered into a financial forward contract to sell 1,000 barrels per day of crude oil at US$73.48 per barrel for a term of January 1, 2008 to December 31, 2008.

On July 3, 2007, Paramount prepaid the entire amount outstanding under its US$150 million TLB Facility for a cash payment of $163.4 million, including a two percent premium and accrued interest.

Paramount invested $9.0 million in 3.3 million common shares of MGM Energy pursuant to a public offering closed by MGM Energy August 3, 2007. As a result, Paramount owns 21.5 million common shares of MGM Energy representing approximately 16.7 percent of MGM Energy’s outstanding shares as of August 3, 2007.

During July 2007, Paramount made open market purchases of US $51.5 million principal amount of its US Senior Notes.

On May 2, 2007, the Company received regulatory approval for a Normal Course Issuer Bid (“NCIB”) commencing on May 7, 2007 for a 12 month period. Under the NCIB, the Company may purchase for cancellation up to 3,298,526 of its common shares, representing approximately 4.65 percent of the 70.9 million common shares outstanding as of April 30, 2007.  During the month of July, Paramount repurchased 887,500 of its common shares under the NCIB for a total cost of approximately $16.5 million.  Security holders may obtain a copy of the notice, without charge, by contacting Paramount Resources Ltd.